UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Inspirato Incorporated

(Name of Issuer)

Class A Common Stock, $0.0001 par value per share

(Title of Class of Securities)

45791E107

(CUSIP Number)

Kerry L. Killeen

Revolution LLC

1717 Rhode Island Avenue, N.W.

10th Floor

Washington, D.C. 20036

(202) 776-1400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45791E107
1.	Names of Reporting Persons Revolution Portico Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 888,423 shares (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 888,423 shares (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 888,423 shares (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 8.8% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts, LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 888,423 shares of Class A common stock held directly by Portico. Revolution serves as the sole manager of Portico. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculation of the percentage of Class A common stock beneficially owned is based on a total of 10,046,809 shares of Class A common stock as of September 30, 2024, as disclosed in the Issuer’s prospectus filed with the Securities and Exchange Commission (“SEC”) on October 23, 2024.

CUSIP No. 45791E107
1.	Names of Reporting Persons Exclusive Resorts, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 56,250 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 56,250 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,250 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 56,250 shares of Class A common stock held directly by Exclusive. Revolution serves as the sole manager of Exclusive. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Exclusive. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculation of the percentage of Class A common stock beneficially owned is based on a total of 10,046,809 shares of Class A common stock as of September 30, 2024, as disclosed in the Issuer’s prospectus filed with the SEC on October 23, 2024.

CUSIP No. 45791E107
1.	Names of Reporting Persons Alps Investment Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 19,973 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 19,973 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 19,973 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.2% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of 19,973 shares of Class A common stock held directly by Alps. Revolution serves as the sole manager of Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculation of the percentage of Class A common stock beneficially owned is based on a total of 10,046,809 shares of Class A common stock as of September 30, 2024, as disclosed in the Issuer’s prospectus filed with the SEC on October 23, 2024.

CUSIP No. 45791E107
1.	Names of Reporting Persons Revolution Management Company LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 964,646 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 964,646 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 964,646 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)
14.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Consists of (i) 888,423 shares of Class A common stock held by Portico, (ii) 56,250 shares of Class A common stock held by Exclusive, (iii) 19,973 shares of Class A common stock held by Alps. Revolution serves as the sole manager of each of Portico, Exclusive and Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico, Exclusive and Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculation of the percentage of Class A common stock beneficially owned is based on a total of 10,046,809 shares of Class A common stock as of September 30, 2024, as disclosed in the Issuer’s prospectus filed with the SEC on October 23, 2024.

CUSIP No. 45791E107
1.	Names of Reporting Persons Stephen M. Case
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐ (1)
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 964,646 shares of Class A common stock (2)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 964,646 shares of Class A common stock (2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 964,646 shares of Class A common stock (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.6% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)	This Schedule 13D is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes (A) shares of Class A common stock issuable upon redemption of (i) 838,423 New Common Units of Inspirato LLC held by Portico and (ii) 56,250 New Common Units of Inspirato LLC held by Exclusive; (B) 50,000 shares of Class A common stock held by Portico; and (C) 19,973 shares of Class A common stock held by Alps. Revolution serves as the sole manager of each of Portico, Exclusive and Alps. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of the shares beneficially owned by Portico, Exclusive and Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico, Exclusive and Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Calculation of the percentage of Class A common stock beneficially owned is based on a total of 10,046,809 shares of Class A common stock as of September 30, 2024, as disclosed in the Issuer’s prospectus filed with the SEC on October 23, 2024.

Explanatory Note: This Amendment No. 3 (the “Amendment”) amends the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on February 22, 2022, as amended and restated on November 22, 2023 (as amended and restated, the “Original Schedule 13D”) and is filed on behalf of Revolution Portico Holdings LLC (“Portico”), Exclusive Resorts, LLC (“Exclusive”), Alps Investment Holdings LLC (“Alps”), Revolution Management Company LLC (“Revolution”), and Stephen M. Case (“Case” and, with Portico, Exclusive, Alps and Revolution, collectively, the “Reporting Persons”). This Amendment relates to the Class A common stock, par value $0.0001 per share (“Class A common stock”), of Inspirato Incorporated, a Delaware corporation (the “Issuer” or “Inspirato”). This Amendment is being filed by the Reporting Persons to update ownership information following the Mandatory Exchange (as defined herein) and to update related disclosures. Except as set forth herein, all items of the Original Schedule 13D remain unchanged. Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. ∙

Item 5.	Interest in Securities of the Issuer

(a) – (b).	The following information with respect to the ownership of the Class A common stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of October 25, 2024:

Reporting Person	Shares Held Directly	Sole Voting Power	Shared Voting Power	Sole Dispositive Power	Shared Dispositive Power	Beneficial Ownership	Percentage of Class (4)
Portico (1)	888,423	0	888,423	0	888,423	888,423	8.8%
Exclusive (2)	56,250	0	56,250	0	56,250	56,250	0.6%
Alps (3)	19,973	0	19,973	0	19,973	19,973	0.2%
Revolution (1) (2) (3)	0	0	964,646	0	964,646	964,646	9.6%
Case (1) (2) (3)	0	0	964,646	0	964,646	964,646	9.6%

(1)	Includes 888,423 shares of Class A common stock held directly by Portico. Revolution serves as the sole manager of Portico. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of the shares that may be acquired by Portico. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Portico and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(2)	Includes 56,250 shares of Class A common stock held directly by Exclusive. Revolution serves as the sole manager of Exclusive. As such, Revolution possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of the shares that may be acquired by Exclusive. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares beneficially owned by Exclusive and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(3)	Includes 19,973 shares of Class A common stock held directly by Alps. Revolution serves as the sole manager of Alps. As such, Revolution possesses power to direct the voting and disposition of the shares owned by Alps and may be deemed to have indirect beneficial ownership of the shares held by Alps. Revolution owns no securities of the Issuer directly. Case is the manager of Revolution. As such, Case possesses power to direct the voting and disposition of the shares owned by Alps and may be deemed to have indirect beneficial ownership of these shares. Case owns no securities of the Issuer directly.

(4)	Calculations of the percentage of Class A common stock beneficially owned is based on a total of 10,046,809 shares of Class A common stock as of September 30, 2024, as disclosed in the Issuer’s prospectus filed with the SEC on October 23, 2024.

(c)	Effective September 30, 2024, in connection with a “Continuing Member COC” (as defined in the Eleventh Amended and Restated Limited Liability Company Agreement of Inspirato LLC, all common units of limited liability company interests held in Inspirato LLC), other than those held by the Issuer, were automatically exchanged for shares of Class A common stock of the Issuer (the “Mandatory Exchange”). Additionally, the Mandatory Exchange resulted in the surrender and cancellation of the same number of outstanding shares of Class V Common Stock, par value $0.0001 per share, of the Issuer held by such members. As a result of the Mandatory Exchange, Portico and Exclusive received 838,423 and 56,250 shares of Class A common stock, respectively, in exchange for the same number of New Common Units and the shares of Class V common stock held by Portico and Exclusive were cancelled.

Except as set forth herein, none of the Reporting Persons has effected any transactions in shares of the Issuer’s Class A common stock during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Class A common stock beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Original Schedule 13D is amended and supplemented as follows…

By virtue of the Mandatory Exchange, Portico and Exclusive ceased to be members of Inspirato LLC effective September 30, 2024.

Item 7.	Material to be Filed as Exhibits

A.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (previously filed).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2024

Revolution Portico Holdings LLC

By:	Revolution Management Company LLC
its	Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Exclusive Resorts, LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Co-Chair

Alps Investment Holdings LLC

By:	Revolution Management Company LLC
its	Manager

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

Revolution Management Company LLC

By:	/s/ Stephen M. Case
Name: Stephen M. Case
Title: Manager

/s/ Stephen M. Case
Stephen M. Case

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).